May 16, 2023
FILED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Beverly Singleton and Melissa Gilmore Office of Manufacturing

Re:	Avery Dennison Corporation Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 22, 2023 File No. 001-7685

Dear Mses. Singleton and Gilmore:

In connection with the comments contained in the April 13, 2023 letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) to Gregory S. Lovins, Senior Vice President and Chief Financial Officer of Avery Dennison Corporation, our responses to the Staff’s comments are set forth below. For ease of review, we have included the Staff’s comments in bold, followed in each case by our response.

Form 10-K for the fiscal year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 21

1.Refer to your discussion of free cash flow and similarly in your earnings releases and 10-Q filings. Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of these measures to something similar to “Adjusted Free Cash Flow” to alert your investors that it has been adjusted from the measure typically referred to as “Free Cash Flow.” Please refer to Question No. 102.07 of the Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, updated December 13, 2022.

Thank you for your comment. As suggested by the Staff, we will revise our currently titled “Free Cash Flow” non-GAAP financial measure to “Adjusted Free Cash Flow” in future earnings releases and filings.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 48

2.Please expand your revenue recognition policy to discuss how and when revenue for your specific products within your two reportable segments is recognized. For example, disclose for which products and services revenue is recognized at a point in time and those that are recognized over time, including the input measures used in recognizing the revenue. Disclose when control of your products or services is transferred to the customer, along with the related performance obligations. Your current disclosure in the first paragraph is general in nature, and should be expanded or tailored to be specific to the nature of the products and services you provide. For example, we note your Materials Group segment manufactures and sells pressure-sensitive label materials and performance tapes products, brand graphics and reflective products, whereas your Solutions Group segment offers RFID solutions, branding and embellishment solutions, data management and identification solutions, etc. as disclosed in the Business section and also in Note 15. Please revise your disclosures accordingly. Refer to ASC 606-10-25-14 through 25-18 and ASC 606-10-50-12.

We appreciate the Staff's comment. We will expand the disclosure of our revenue recognition policy in our next Annual Report on Form 10-K to reflect the following:

Substantially all of our revenue is derived from the sale of products. Our Materials Group reportable segment sells pressure-sensitive label materials, films, performance tapes and fasteners. Our Solutions Group reportable segment sells a wide variety of branding and information solutions-oriented products, such as tickets, tags, labels (including RFID inlays), as well as related equipment, services, and supplies, that provide our customers with solutions for them to optimize branding and engagement with their consumers and enable item visibility and traceability. We recognize revenue for an amount that reflects the consideration which we expect from the sale of our products when we satisfy a performance obligation by transferring control of our products to a customer. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer’s legal title to the asset; (iii) physical possession of the asset; (iv) the customer’s significant risks and rewards of ownership of the asset; and (v) the customer’s acceptance of the asset. Generally, there are no substantive differences in revenue recognition considerations among our various products. Control generally transfers to a customer at a point in time upon shipment or delivery, depending on the specific terms of sale with the customer.

Our payment terms with customers are generally consistent with those used in the industries and the regions in which we operate.

We accept sales returns in certain limited circumstances. We record an estimate for return liabilities and a corresponding reduction to sales in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.

Sales rebates, discounts and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We regularly review our estimates and adjust the revenue recognized from sales as necessary as additional information becomes available.

We exclude sales tax, value-added tax and other taxes we collect from customers from sales. We account for shipping and handling activities after control of a product is transferred to a customer as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an expected length of less than one year. We generally expense sales commissions when incurred because the expected amortization period is one year or less. We record these costs in “Marketing, general and administrative expense” in the Consolidated Statements of Income.

For the Staff’s information, less than 1% of the annual consolidated revenues of our company is for services rather than products. For these sales, we recognize revenue over the service period, which generally does not exceed one year. If the proportion of our revenue from services for our company were to become material in the future, we would revise the above disclosure to include information regarding the revenue recognition for these sales.

We appreciate the opportunity to respond to the Staff’s comments. If you have any questions or require additional information regarding our response, please do not hesitate to contact me at (440) 534-6000.

Sincerely,

/s/ Lori J. Bondar
Lori Bondar Vice President, Controller, Treasurer and Chief Accounting Officer

cc:     Mitch Butier, Chairman & CEO
Deon Stander, President & COO
Greg Lovins, SVP & CFO
Ignacio Walker, SVP & CLO
Vikas Arora, VP, AGC and Corporate Secretary